John J. Lipinski Chief Executive Officer Direct: 281-207-3500 Fax: 281-207-3501 Email: jjlipinski@CVREnergy.com
July 14, 2009
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 13, 2009 Schedule 14A Filed March 27, 2009 File No. 001-33492
Dear Mr. Schwall:
This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter dated June 30, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced documents filed by CVR Energy.
In order to ease your review, we have repeated each comment in its entirety in bold text in the original numbered sequence.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Business, page 1
1.	Because of the complicated nature of your ownership structure and the relationships between various entities in your ownership structure, please revise to include an organizational chart or other diagram showing the ownership structure and mapping out control relationship among the entities. We note that you included an organizational chart in your Form S-1/A filed August 25, 2008.
     Response:
In response to the Staff’s comment, we will include an organizational chart in our future filings of Form 10-K which will show the Company’s ownership structure and control relationships among the various entities. Attached as Exhibit 1 is an example of the organizational chart’s format which will be utilized in future filings. While the
CVR Energy · 2277 Plaza Drive, Ste 250 · Sugar Land, TX 77479
Ph: 281.207.3200 · ww.cvrenergy.com

H. Roger Schwall
July 14, 2009

ownership percentages in the attached example reflect the Company’s ownership as of December 31, 2008, these will be updated as applicable with each filing date.
     Stock Performance Graph, page 32
2.	Please consider modifying the graph to specify the exact dollar values as of the dates that are plotted on the graph.
     Response:
As of December 31, 2008, the Company did not have a full two years of historical trading. As such, we did not believe a tabular valuation was a material disclosure. In response to the Staff’s request, we will include in our future filings of Form 10-K the table below and a graph reflecting the exact dollar value as of each date plotted on the graph utilizing the following format:

	10/07	12/07	03/08	06/08	09/08	12/08
CVR Energy, Inc.	100.00	123.16	113.73	95.06	42.07	19.75

Russell 2000 Index	100.00	93.59	84.05	84.26	83.02	61.02

Peer Group	100.00	84.02	58.83	50.99	40.49	27.68
     Equity Compensation Plans, page 32
3.	Please revise the table so that it is in exactly the format specified by Item 201(d) of Regulation S-K – i.e., indicate whether the compensation plan was previously approved by security holders.
     Response:
The Company duly notes the Staff’s comment and will provide a table in exactly the format specified in Item 201(d) in our future filings of Form 10-K, utilizing the following format:

H. Roger Schwall
July 14, 2009

Equity Compensation Plan Information
			Number of Securities
	Number of Securities to be	Weighted-Average	Remaining Available for
	Issued Upon Exercise of	Exercise Price of	Future Issuance Under Equity
Plan Category	Outstanding Options	Outstanding Options	Compensation Plans
Equity compensation plans approved by security holders:
CVR Energy, Inc. Long Term Incentive Plan	32,350	$19.08	7,286,530

Equity compensation plans not approved by security holders:
None	—	—	—

Total	32,350	$19.08	7,286,530
We note that, although the table in the current Form 10-K is not exactly in the format specified in Item 201(d), the Company believes that the 2008 Form 10-K included all required information regarding our compensation plans as specified by Item 201(d) and we did disclose that the plan was previously approved by stockholders in October 2007 in the sentence preceding the table.
     Financial Statements and Supplementary Data, page 82
     Schedule II – Valuation and Qualifying Accounts
4.	It appears you have recorded an allowance for doubtful accounts during the periods for which an audited income statement was filed. As such, please expand your disclosure to include Schedule II for this and any other valuation and qualifying accounts, or tell us why you believe such schedule is not required. Refer to Rule 5-04 of Regulation S-X.
     Response:
In complying with Rule 5-04 and Rule 12-09 of Regulation S-X, the Company determined that the changes in the allowance for doubtful accounts, as well as the actual balance of the allowance for doubtful accounts as of December 31, 2008 and December 31, 2007 and for the three year period ended December 31, 2008, were not material to the Company’s financial statements and therefore, we excluded Schedule II as permitted under Rule 4-02. The charge to the statement of operations related to the provision in the allowance for doubtful accounts for 2008, 2007 and 2006 constituted approximately 1.64%, (0.01%) and 0.03% of our pre-tax income, respectively for the years. The 2008 and 2007 balance of the allowance for doubtful accounts constituted approximately 1.11% and 0.07% of our total current assets at December 31, 2008 and

H. Roger Schwall
July 14, 2009

December 31, 2007, respectively. If future changes to the allowance for doubtful accounts and/or the actual balance of the allowance for doubtful accounts become material to the financial statements, the Company will include Schedule II in our future Form 10-K filings.
     Note 2 – Summary of Significant Accounting Policies – Cost Classifications, page 95
5.	Please tell us the nature of your direct operating expenses and your accounting basis for not allocating these costs to your work-in-process and finished products inventory. Please also tell us whether any depreciation and amortization expense is allocated to your work-in-process and finished products inventory and how the allocated and unallocated portions are determined. Please refer to Chapter 4, Statement 3 of ARB 43.
     Response:
The “direct operating expenses” line item in our income statement includes costs associated with the actual operations of the Company’s refinery and fertilizer businesses, including labor, maintenance and service expense, energy and utility costs, environmental compliance costs and catalyst and chemical costs. These costs are not included in the cost of product sold in order to present the financial statements in a format that is comparable to how others in the Company’s industry reflect such expenses in their financial statements. However, notwithstanding this presentation, the Company still includes direct operating expenses in the determination of the work-in-process and/or finished products inventory. Depreciation and amortization expense are also allocated to work-in-process and finished products inventory.
Allocations are determined based upon the Company’s overall inventory costing method as described on page 94 of the 2008 Form 10-K. Refinery unfinished and finished products inventory values are determined using the ability-to-bear process, whereby raw materials and production costs (including the direct operating expenses as described above and associated depreciation and amortization) are allocated to work-in-process and finished products based on their relative fair values.
     Controls and Procedures – Changes in Internal Control Over Financial Reporting, page 133
6.	We note you disclose there has been no change in your internal control over financial reporting, “except” as noted. Please modify your disclosure to remove the qualifying language (i.e., “except”) to state that there have been changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Please also expand your disclosure to describe the nature and extent of those changes in order to enable the reader to understand how those changes

H. Roger Schwall
July 14, 2009

have affected, or are reasonably likely to affect, your internal control over financial reporting. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.
     Response:
The Company intends to provide the following new disclosure under Item 4, Controls and Procedures, of its next filed Form 10-Q:
“The Company has previously disclosed in Part I – Item 4 of its Form 10-Q for the quarter ended September 30, 2008 and in Item 9A of the Company’s Annual Report on Form 10-K that as of March 31, 2008 the Company discovered material weaknesses in its internal controls over accounting for the cost of crude oil. As previously disclosed, controls necessary to remediate the material weaknesses were in place by September 30, 2008, and all testing efforts to fully remediate the material weaknesses were conducted and completed in the fourth quarter of 2008. As previously disclosed, as of December 31, 2008, the material weaknesses related to accounting for the cost of crude oil were fully remediated and the Company had no material weaknesses in its internal controls. Accordingly, during the third quarter of 2008, we made changes to our internal control over financial reporting that materially affected or were reasonably likely to materially affect our internal controls over financial reporting, and during the fourth quarter of 2008 we conducted and completed the testing of these changes to our internal controls. The changes adopted that materially affected the internal control over financial reporting were the additional layers of accounting review that were added with respect to our crude oil cost accounting. Additional layers of business review were also added in conjunction with the accounting review of the computation of our crude oil costs.”
     Exhibits 31.1 and 31.2
7.	We note that you have changed the last word of paragraph 4(b) from “principles” to “principals”; please conform the language to the requirements of Item 601(b)(31) by revising to “principles.”
     Response:
The Company acknowledges that on Exhibits 31.1 and 31.2 there was a typographical error that reflected the word “principals” rather than “principles.” The Company will conform the language to the requirements of Item 601(b)(31) in all future filings to ensure that “principles” is correctly utilized.

H. Roger Schwall
July 14, 2009

     Schedule 14A Filed March 27, 2009
     Compensation Discussion and Analysis, page 23
8.	We note that you mention the use of a compensation consultant. Please identify the compensation consultant and provide all of the disclosure required by Item 407(e)(3) of Regulation S-K.
     Response:
The Company informs the Staff that the compensation consultant that was utilized in 2008 was Longnecker and Associates. In the Company’s proxy statement for 2010, we will disclose as follows with respect to 2008 (with equivalent disclosure for 2009 if the consultant is retained again and provides similar services):
“Longnecker and Associates was retained by the Company on behalf of the compensation committee as a compensation consultant during 2008. The consultant was instructed to review the Company’s salary, bonus and other compensation structure including historical equity compensation as compared to other public companies in the refining and fertilizer industries and to make recommendations to the compensation committee as to the adequacy of the Company’s compensation structure. As part of their engagement, the compensation consultant made recommendations as to amounts and form of executive and director compensation, which were taken into consideration by the compensation committee.”
9.	We note your disclosure concerning the comparison of your executive compensation to the executive compensation of a “peer group” of companies that you describe as “other publicly and privately held companies in our industry.” Please specify the companies that you include in your executive compensation comparator company list(s) or peer group(s).
     Response:
The Company has disclosed on page 25 of the 2009 proxy statement that management generally reviews compensation data from “other publicly and privately held companies in our industry.” However, subsequent sentences on page 25 of the 2009 proxy statement clarify that in 2008 the only companies utilized in this peer analysis were, in the refining industry, Frontier Oil Corporation, Holly Corporation and Tesoro Corporation and, from the fertilizer industry, CF Industries Holdings, Inc. and Terra Industries, Inc. Each of these companies is a publicly held entity. Other reviews and analysis may be performed at times with other companies which may include privately held entities; however, for the 2008 review, only publicly held companies as listed above were utilized and this review was conducted through the study performed by the independent compensation consultant. This is all disclosed on page 25 of the 2009 proxy statement.

H. Roger Schwall
July 14, 2009

The Company will continue to identify the peer group of companies utilized for the annual executive compensation analysis in future filings. If management performs its own analysis of peer companies in the future, these peer companies will also be listed which may include both publicly and privately held companies.
     Annual Bonus, page 25
10.	You state on page 26 that “[a]ctual bonuses are determined in the discretion of the compensation committee, based upon such individual and/or Company performance criteria established by the compensation committee for the relevant fiscal year.” Please clarify whether the compensation committee is able to exert upward discretion, downward discretion or both.
     Response:
The award of cash bonuses is at the sole discretion of the compensation committee of the Board of Directors. In the Company’s proxy statement for 2010, we will add the following disclosure:
“The compensation committee has full discretion to adjust target bonuses upward or downward (or not at all), based on factors considered by the committee such as the individual’s level of performance, the individual’s level of responsibilities, a peer group assessment and the individual’s total overall compensation package.”
11.	We note your statement on page 26 with regard to the annual bonus that “[t]he performance determination takes into account overall operational performance, financial personal performance, factors affecting shareholder value including growth initiatives and the individual’s performance. The determination of whether the target bonus amount should be paid is not based on specific metrics, but rather a general assessment of how the business performed as compared to the business plan developed for the year. ... the compensation committee makes an assessment of the executive officer’s performance separate from the actual financial performance of the Company.” Please clarify whether there is an objective, minimum performance goal that must be satisfied in order for a bonus to be paid, and if so, what that performance goal is.
     Response:
The Company did not set objective or minimum performance goals that had to be satisfied in order for a bonus to be paid in 2008. As disclosed in our proxy statement, actual bonuses are determined in the discretion of the compensation committee.
We will add disclosure in our 2010 proxy statement that there were no objective or minimum performance goals utilized in 2008. If any objective or minimum performance goals are utilized in 2009, we will disclose them in our 2010 proxy statement.

H. Roger Schwall
July 14, 2009

12.	Please disclose any of the quantitative or qualitative performance criteria which are material to the compensation committee’s determinations with regard to the annual bonus. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the performance criteria would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion Please also note that to the extent disclosure of the performance criteria would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the criteria. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also see Compliance and Disclosure Interpretation Question 118.04. (footnote excluded)
     Response:
As previously disclosed on page 26 of our 2009 proxy statement, the Company did not have specific quantitative and qualitative performance criteria or pre-set formulas established to evaluate and determine the 2008 annual bonus awards. Annual bonuses were set by the compensation committee as discussed on page 26 of our 2009 proxy statement based on performance considerations that took into account the Company’s overall operational performance, the Company’s financial performance, factors affecting shareholder value including growth initiatives and the individual’s personal performance. The determination of whether the target bonus amount should be paid is not based on specific metrics, but rather a general assessment of how the business performed as compared to the business plan developed for the year. Due to the nature of the business, financial performance alone may not dictate or be a fair indicator of the performance of the executive officers. Conversely, financial performance may exceed all expectations, but it could be due to outside forces in the industry rather than true performance by an executive that exceeds expectations. In order to take these differing impacts and related results into consideration and to assess the executive officers’ performance on their own merits, the compensation committee makes an assessment of the executive officer’s performance separate from the actual financial performance of the Company.
The Company is cognizant of its disclosure obligations under Item 402(b)(2)(v) of Regulation S-K and, should the compensation committee consider specific items of qualitative or quantitative performance criteria in the future, it will provide responsive disclosure. To the extent that future executive officer bonuses are based, as they were for 2008, on an overall assessment of corporate and individual achievements, the Company will consider adding a description of relevant individual achievements that were considered by the compensation committee in reaching its compensation determinations.
13.	Please explain why the compensation committee decided to pay the annual bonus amounts that were paid with regard to the year 2008.

H. Roger Schwall
July 14, 2009

     Response:
     We propose adding the following disclosure in our 2010 proxy statement:
“The compensation committee reviewed various factors for each named executive officer in determining the annual bonuses to be paid for the 2008 year. Specific factors considered in determining bonuses for the 2008 year included, among other things, the 2007 financial reporting error and subsequent restatement of the Company’s 2007 audited financial statements, progress towards successful negotiations of litigation and insurance claims related to the flood of 2007, successful continued negotiations of critical operational agreements for the Company and operational achievements at the fertilizer facility. Considering individual performance and involvement by the executives with regard to the above considerations, the compensation committee made the decision to pay at less than target for our former chief financial officer and more than target for our general counsel; otherwise, the majority of the executives’ annual bonuses were at target for 2008.”
     Other Forms of Compensation, page 28
14.	We note your statement that “[a]s a general matter, we do not provide a significant number of perquisites to the named executive officers.” Please expand your disclosure to identify what perquisites are provided and why.
     Response:
We acknowledge the Staff’s comment and in our proxy statement for 2010 we will revise our disclosure to provide a clearer explanation of the very limited perquisites that the Company offers to its named executive officers. The revised disclosure is expected to be as follows:
“As a general matter, we do not provide a significant number of perquisites to the named executive officers. The Company pays for portions of medical insurance and life insurance, as well as a medical physical every three years, for the named executive officers. Two of the named executive officers involved in direct operations at our facilities receive use of a company vehicle. The total value of all perquisites and personal benefits is less than $10,000 for each named executive officer.”
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
July 14, 2009

Should any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact Mr. Ed Morgan, our Chief Financial Officer, at 281-207-3388.

Sincerely,

/s/ John J. Lipinski
John J. Lipinski

cc:	James Giugliano Kimberly L. Calder W. Bradshaw Skinner Norman Gholson

Exhibit 1

Organizational Structure and Related Ownership as of December 31, 2008

The following chart illustrates our organizational structure and the organizational structure of the Partnership:

Kelso Funds and Senior Management of CVR Energy, Inc.
Goldman Sachs Funds and Senior Management of CVR Energy, Inc.
Coffeyville Acquisition, LLC 36.45%
Coffeyville Acquisition II LLC 36.45%
Public 27.1%
Goldman Sachs Funds, Kelso Funds and Senior Management of CVR Energy, Inc.
CVR Energy, Inc.
Coffeyville Refining & Marketing Holdings, Inc.
Coffeyville Acquisition III LLC
Coffeyville Nitrogen Fertilizers, Inc.
Coffeyville Refining & Marketing, Inc.
CVR GP, LLC* (Managing General Partner or Fertilizer GP)
Coffeyville Resources, LLC
Cash Flow Swap
Credit Facility
CVR SpecialGP, LLC (Special General Partner)
Managing General Partner Interest and IDRs
Special GP Interest (99.9%)
LP Interest (0.1%)
Coffeyville Resources Refining & Marketing, LLC
CVR Partners, LP (the Partnership)
Refining Business
Coffeyville Resources Nitrogen Fertilizers, LLC
Fertilizer Business

*	CVR GP, LLC, which we refer to as Fertilizer GP, is the managing general partner of CVR Partners, LP. As managing general partner, Fertilizer GP holds incentive distribution rights, or IDRs, which entitle it to receive increasing percentages of the Partnership’s quarterly distributions if the Partnership increases its distributions above an amount specified in the limited partnership agreement.